SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 12, 2010
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K dated February 12, 2010, contains a press release of Infineon Technologies AG dated February 11, 2010, announcing the results of the election of shareholder representatives to the Supervisory Board of Infineon Technologies AG at the company’s Annual General Meeting held on February 11, 2010.

N e w s R e l e a s e / P r e s s e i n f o r m a t i o n
Klaus Wucherer unanimously elected as the new Supervisory Board Chairman Annual General Meeting chooses new Supervisory Board Members
Neubiberg, Germany — February 11, 2010 — Following today’s Annual General Meeting of Infineon Technologies AG (FSE: IFX / OTCQX: IFNNY), the new Supervisory Board unanimously elected Prof. Dr. Klaus Wucherer as its chairman at its constituting meeting. Gerd Schmidt became vice chairman.
These persons were appointed by the Annual General Meeting to represent the shareholders on the Supervisory Board with the following share of votes:

• Hans Ulrich Holdenried	99.5%
• Prof. Dr. Renate Köcher	99.2%
• Dr. Manfred Puffer	99.5%
• Prof. Dr. Doris Schmitt-Landsiedel	99.3%
• Dr. Eckart Sünner	99.2%
• Prof. Dr. Dr. h.c. Klaus Wucherer	72.5%
Due to the decrease in the number of employees at Infineon Technologies AG and its group companies to fewer than 10,000 in Germany, the number of Supervisory Board appointees has been reduced by four, from 16 members to 12.
The tenure of the employee representatives on the Supervisory Board ended with the close of today’s Annual General Meeting. On December 16, 2009, the employee representatives elected the following members to the Supervisory Board to represent employees in the period following the Annual General Meeting:
•	Wigand Cramer

•	Alfred Eibl

•	Peter Gruber

•	Gerhard Hobbach

•	Gerd Schmidt

•	Jürgen Scholz

About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2009 fiscal year (ending September), the company reported sales of Euro 3.03 billion with approximately 25,650 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).
Further information is available at www.infineon.com
This news release is available online at www.infineon.com/press
For the Finance and Business Press: INFXX201002-29e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: February 12, 2010	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer